
02026358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


MAR 26 2002
340

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-57985

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISE PROFIT SHARING RETIREMENT PLAN
4700 Twenty-First Street
Racine, WI 53406-5031

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Exhibit - Attached

ISE PROFIT SHARING RETIREMENT PLAN

Table of Contents

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, that have not been included are not applicable.



777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

Plan Administrator
ISE Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ISE Profit Sharing Retirement Plan (Plan) as of September 30, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ISE Profit Sharing Retirement Plan as of September 30, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 18, 2002



ISE PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

September 30, 2001 and 2000

	2001	2000
Investments, at fair value (note 3)	$ 118,566,461	138,203,186
Receivables:		
Employer contributions	5,963,547	5,864,911
Participant contributions	15,908	16,152
Investment income	343,008	352,978
Due from brokers for securities sold	299,755	689,954
Total receivables	6,622,218	6,923,995
Due to brokers for securities purchased	(41,065)	(529,916)
Net assets available for plan benefits	$ 125,147,614	144,597,265

See accompanying notes to financial statements.

ISE PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended September 30, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ —	10,228,356
Interest	4,159,070	4,200,733
Dividends	130,983	473,362
Total investment income	4,290,053	14,902,451
Employer contributions, net of forfeitures of $41,958 and $13,641 in 2001 and 2000, respectively	5,963,547	5,864,910
Participant contributions	595,186	599,957
Transfers from other plans	357,733	275,237
Total additions	11,206,519	21,642,555
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	17,991,606	—
Distributions to participants or beneficiaries	12,664,564	10,557,567
Total deductions	30,656,170	10,557,567
Net (decrease) increase in net assets	(19,449,651)	11,084,988
Net assets available for plan benefits:		
Beginning of year	144,597,265	133,512,277
End of year	$ 125,147,614	144,597,265

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the ISE Profit Sharing Retirement Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

(a) *General*

The Plan is a defined contribution profit sharing plan sponsored by Emerson Electric Co. (Company), covering virtually all employees of the In-Sink-Erator Division (Employer) with at least one year of service as described in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) *Contributions*

The Employer has voluntarily agreed to make contributions to the Plan each year in which the Employer's net profits exceed 6% of net sales. The contribution made is equal to a specified percentage (up to 15%) of the compensation for all participants during the fiscal year. In addition to its basic contribution each fiscal year, the Employer may make supplementary contributions to the Plan, as determined by the Company's Board of Directors. No supplementary contributions were made in 2001 or 2000. All contributions made are conditioned upon their deductibility for Federal income tax purposes.

Participants may elect to contribute to the Plan from 1% to 10% of their contributory compensation as defined by the Plan.

Although the Company and Employer have not expressed any intention to do so, the Employer may discontinue its contributions and the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the participants' accounts become fully vested and are not subject to forfeiture.

(c) *Vesting*

Participant contributions, rollover contributions, and investment earnings thereon are 100% vested at all times. Employer contributions and investment earnings thereon are 25% vested after two years of service and vest at the rate of 25% per year of service thereafter.

(d) *Participants' Accounts*

Each participant's account is credited with the participant's contributions, any rollover contributions and net investment earnings thereon, and an allocation of the Employer's contributions and net investment earnings thereon. Employer contributions are allocated to each participant's account based upon individual investment fund elections and the participant's compensation as defined by the Plan. Plan earnings of the individual investment funds are allocated to each participant's account based upon the average investment fund account balance during the period as a percentage of the average total investment fund balance during the period, as defined by the Plan.

(Continued)

(e) ***Participant Investment Fund Options***

The Plan's ten investment fund options are as follows: ISE Stable Principal Fund, Vanguard Bond Index Fund, Fidelity Advisor Equity Growth Fund, Northern Daily Stock Index Fund, Marshall Mid-Cap Growth Fund, Managers Special Equity Fund, Marshall International Stock Fund, M&I Growth Balanced Fund, M&I Diversified Stock Fund, and Emerson Electric Co. Stock Fund. Participants may self-direct their account balances and contributions to the above investment fund options. Participants may change the allocation of contributions and transfer balances among investment fund options daily.

The ISE Stable Principal Fund is a bank common trust fund primarily invested in traditional and synthetic investment contracts, money market securities, and registered first tier money market mutual funds. The Vanguard Bond Index Fund invests primarily in government and corporate bonds and mortgage-backed securities. The M&I Growth Balanced Fund invests primarily in money market funds; investment-grade, domestic bond funds; and common stock. The Fidelity Advisor Equity Growth Fund, Northern Daily Stock Index Fund, Marshall Mid-Cap Growth Fund, Managers Special Equity Fund, Marshall International Stock Fund, and M&I Diversified Stock Fund invest primarily in common stocks. The Emerson Electric Co. Stock Fund invests primarily in Emerson Electric Co. common stock, which is traded on the New York Stock Exchange.

(f) ***Payments of Benefits***

Upon a participant's normal retirement date of age 65, early retirement date, disability retirement date, or death, the participant's account shall become fully vested and the value of such account shall be distributed to the participant or his or her designated beneficiaries. Participants terminating employment prior to these dates are entitled to receive only that portion of their account which is vested. Participants may elect to have their account balance distributed in a lump sum or in periodic installments. If a participant's account balance is less than $5,000, distribution is required in the form of a lump-sum payment.

(g) ***Forfeitures***

Upon the termination of a participant, the nonvested portion of Employer contributions is forfeited and used to reduce the amount of future Employer contributions in accordance with the Plan agreement. The nonvested forfeited balance is held in a suspense account until six consecutive breaks in service (six periods of 12 consecutive months commencing on the participant's termination date in which the employee fails to perform an hour of employment) have occurred. If the participant is re-employed by the Employer prior to six consecutive breaks in service, the participant's account balance will be fully restored without adjustment for any subsequent investment gains or losses. Forfeitures remaining in the suspense account as of September 30, 2001 and 2000, available to be allocated to future Employer contributions are $322,570 and $340,728, respectively.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(c) Investments

All investments are held by the Plan Trustee, M&I Trust Company.

The Plan's investments are stated at fair value. The investments in shares of bank common trust funds are valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investment in shares of Emerson Electric Co. common stock are valued at quoted market prices and investments in shares of mutual funds and money market funds are valued at quoted net asset values.

Security transactions are recognized on the trade date. Realized and unrealized gains and losses on investments are calculated using fair values as determined at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(d) Payment of Benefits

Payment of benefits to participants or beneficiaries are recorded when paid.

(e) Administrative Expenses and Investment Management Fees

All administrative expenses of the Plan and investment management fees for the ISE Stable Principal Fund are paid by the Employer. Investment management fees for all other investment funds are deducted from the respective funds' earnings.

(Continued)

(f) *Use of Estimates*

The plan administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(g) *New Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective October 1, 2000. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements at date of adoption is immaterial.

(3) Investments

Investments as of September 30, 2001 and 2000 include the following securities which represent 5% or more of the Plan's net assets available for plan benefits:

Description	2001	2000
ISE Stable Principal Fund	$ 69,447,579	64,543,000
Northern Daily Stock Index Fund	8,549,228	13,948,674
Fidelity Advisor Equity Growth Fund	10,706,886	22,131,619
Fidelity Puritan Fund	—	12,998,656
Marshall Mid-Cap Growth Fund	*	11,723,537
M&I Balanced Growth Portfolio	10,381,177	—
Emerson Electric Co. Stock Fund	9,739,447	11,689,253

* Fair value is less than 5% of the Plan's net assets available for plan benefits.

95,078 and 83,043 shares of Emerson Electric Co. stock is held in the Emerson Electric Stock fund at September 30, 2001 and 2000, respectively, which represents less than 1% of the total outstanding stock.

(Continued)

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Description		2001	2000
Bank common trust funds	$	(815,137)	1,560,676
Mutual funds		(13,821,715)	6,626,730
Emerson Electric Co. common stock		(3,354,753)	2,040,949
	$	(17,991,606)	10,228,356

(4) Reconciliation to Department of Labor Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of September 30, 2001 and 2000:

		2001	2000
Net assets available for plan benefits per financial statements	$	125,147,614	144,597,265
Amounts allocated to withdrawing participants or beneficiaries		(263,774)	(157,488)
Net assets available for plan benefits per Form 5500	$	124,883,840	144,439,777

The following is a reconciliation of withdrawals by participants or beneficiaries per the financial statements to the Form 5500 for the year ended September 30, 2001:

Distributions to participants or beneficiaries per financial statements	$	12,664,564
Add amounts allocated to withdrawing participants or beneficiaries at end of year		263,774
Less amounts allocated to withdrawing participants or beneficiaries at beginning of year		(157,488)
Distributions to participants or beneficiaries per Form 5500	$	12,770,850

The above differences are due to the Form 5500 including amounts allocated to withdrawing participants or beneficiaries as a liability of the Plan, and a current year deduction, as opposed to a component of net assets available for plan benefits for financial statement purposes.

(5) Federal Income Taxes

The Internal Revenue Service issued a determination letter dated October 8, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

(Continued)

(6) Party-in-Interest Transactions

All transactions between the Plan, the Company, the Employer, the participants, and the Plan Trustee are considered party-in-interest transactions.

Schedule 1

ISE PROFIT SHARING RETIREMENT PLAN

Schedule of Assets Held for Investment Purposes at End of Year

September 30, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash and cash equivalents:			
*	Marshall & Ilsley Trust Company	Cash		$ 2,120
	Bank common trust funds:			
*	Marshall & Ilsley Trust Company	ISE Stable Principal Fund		69,447,579
	Northern Trust Company	Northern Daily Stock Index Fund		8,549,228
	Registered investment companies:			
	Fidelity Investments, Inc.	Fidelity Advisor Equity Growth Fund		10,706,886
*	Marshall Funds, Inc.	Marshall Mid-Cap Growth Fund		6,036,330
		Marshall International Stock Fund		179,114
		M&I Growth Balanced Fund		10,381,177
		M&I Diversified Stock Fund		547,520
		Managers Special Equity Fund		661,165
	The Vanguard Group, Inc.	Vanguard Bond Index Fund		2,315,895
	Employer-related investments:			
*	Emerson Electric Co.	Emerson Electric Co. Stock Fund		9,739,447
	Total assets held for investment purposes			$ 118,566,461

* Represents a party-in-interest to the Plan.

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

See accompanying independent auditors' report.

ISE PROFIT SHARING RETIREMENT PLAN

Schedule of Reportable Transactions

Year ended September 30, 2001

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Identity of party involved	**Description of asset (include interest rate and maturity in case of loan)**	**Purchase price**	**Selling price**	**Cost of asset**	**Current value of asset on transaction date**	**Net gain (loss)**
Fidelity Investments, Inc.	Fidelity Advisor Equity Growth Fund	$ 7,671,126		7,671,126	7,671,126	—
			10,438,798	11,463,847	10,438,798	(1,025,049)
Fidelity Investments, Inc.	Fidelity Puritan Fund		14,028,205	14,095,717	14,028,205	(67,512)
			12,747,411	12,810,744	12,747,411	(63,333)
Marshall Funds, Inc.	Marshall Mid-Cap Growth Fund	11,171,919		11,171,919	11,171,919	—
			9,785,146	12,765,309	9,785,146	(2,980,163)
Emerson Electric Co.	Emerson Electric Co. Stock Fund	20,113,379		20,113,379	20,113,379	—
			18,676,545	17,746,628	18,676,545	929,917
Marshall & Ilsley Trust Company	ISE Stable Principal Fund	33,789,590		33,789,590	33,789,590	—
			31,563,797	31,563,797	31,563,797	—
Marshall Funds, Inc.	M&I Growth Balanced Fund	12,676,152		12,676,152	12,676,152	—
		$ 14,678,394		14,678,394	14,678,394	—

Note: The above data represents a series of transactions which individually or in the aggregate amount exceeds five percent of the current value of the plan assets as of the beginning of the plan year.

Cost refers to historical cost.

See accompanying independent auditors' report.


IN
SINK
ERATOR

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ISE PROFIT SHARING RETIREMENT PLAN

By: 

B. M. Ivy, on behalf of the
Administration Committee

Date: March 21, 2002

IN-SINK-ERATOR DIVISION
EMERSON ELECTRIC CO.
4700 21ST STREET
RACINE, WISCONSIN 53406-5093
(262) 554-5432



777 East Wisconsin Avenue
Milwaukee, WI 53202

Consent of KPMG LLP

The Board of Directors
Emerson Electric Co.:

We consent to incorporation by reference in the registration statement on Form S-8 (no. 33-57985) of Emerson Electric Co. of our report dated January 18, 2002, relating to the statements of net assets available for plan benefits of the ISE Profit Sharing Retirement Plan as of September 30, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years ended September 30, 2001 and 2000, and related schedules, which report appears in the September 30, 2001 Annual Report on Form 11-K of the ISE Profit Sharing Retirement Plan.

KPMG LLP

Milwaukee, Wisconsin
March 21, 2002





ISE PROFIT SHARING RETIREMENT PLAN

Financial Statements and Schedule

September 30, 2001 and 2000

(With Independent Auditors' Report Thereon)